UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                                EAGLE BANCORP/MT
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    26972B101
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    26972B101
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1. Names of Reporting Persons. Tyndall Capital Partners, L.P. I.R.S. Identification Nos. Of Above Persons (entities only): 13-3594570
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                      (b)
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3.      SEC Use Only
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4.      Citizenship or Place of Organization:  United States
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  Number of Shares Beneficially Owned      5.  Sole Voting Power         80,900*
    by Each Reporting Person With:             ---------------------------------
                                           6.  Shared Voting Power           0
                                               ---------------------------------
                                           7.  Sole Dispositive Power    80,900*
                                               ---------------------------------
                                           8.  Shared Dispositive Power      0
                                               ---------------------------------
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9.      Aggregate Amount Beneficially Owned by Each Reporting Person:    80,900*
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
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11.     Percent of Class Represented by Amount in Row (9):   7.0%
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12.     Type of Reporting Person (See Instructions):   PN
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* 49,700 shares of Eagle Bancorp /MT common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 13,700 shares of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses sole power to vote and direct the disposition of all Shares held by Tyndall and Tyndall Institutional. In addition, 17,500 shares of Common Stock are owned by Jeffrey S. Halis, the sole member of the general partner of Tyndall Capital Partners, L.P.

Item 1.

(a)  Name Of Issuer:   Eagle Bancorp/MT
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(b) Address of Issuer's Principal Executive Offices: 1400 Prospect Avenue, Helena, MT 59604-4999
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Item 2.

(a)  Name of Person Filing:  Tyndall Capital Partners, L.P.
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(b)  Address of Principal Business  Office  or,  if  none, Residence:   153 East
     53rd Street,  55th Floor, New York, New York 10022
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities:  Common Stock
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(e)  CUSIP Number:  26972B101
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Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not Applicable.

Item 4.  Ownership.

         (a)    Amount beneficially owned (as of December 31, 2004):      80,900

         (b)    Percent of Class (as of December 31, 2004):                 7.0%

         (c)    Number of shares as to which the person has:

             (i)  Sole power to vote or to direct the vote:               80,900

            (ii)  Shared power to vote or to direct the vote:                  0

           (iii)  Sole power to dispose or to direct the disposition of:  80,900

            (iv)  Shared power to dispose or to direct the disposition of:     0


Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 14, 2005



                                                   /s/ Jeffrey S. Halis
                                                   -----------------------------
                                                   Jeffrey S. Halis


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)